STATE OF NEW YORK
DEPARTMENT OF STATE

ONE COMMERCE PLAZA
99 WASHINGTON AVENUE
ALBANY, NY 12231-0001
WWW.DOS.NY.GOV

KATHY HOCHUL
GOVERNOR

ROBERT J. RODRIGUEZ
SECRETARY OF STATE

Filer: EDWIN S. GERMAN
   AMAZON FUN PARKS, INC.
   66 EVERGREEN ROAD
   RIVERHEAD, NY, 11901, USA

Your document has been filed by the Department of State.

We have attached the official filing receipt and related document(s) for the following entity:

DOS ID:	4899495
Entity Name:	AMAZON FUN PARKS, INC.
Statement Due Date:	02/28/2018

- Retain this letter and attachment(s) for your records. The Department of State does not mail additional copies of the filing receipt or related attachment(s).
- Business Corporations are required to file a Biennial Statement with the Department of State. To receive an email notice when the Biennial Statement is due, provide an email address at the Department of State's Email Address Submission/ Update Service: https://filing.dos.ny.gov/eBiennialWeb/.

Contact Information
- Department of State: Email the Division of Corporations at corporations@dos.ny.gov.
- Department of Taxation and Finance: Visit https://www.tax.ny.gov/help/contact for self-help options and telephone numbers.





NEW YORK STATE DEPARTMENT OF STATE
DIVISION OF CORPORATIONS, STATE RECORDS AND UNIFORM COMMERCIAL CODE
FILING RECEIPT

ENTITY NAME : AMAZON FUN PARKS, INC.
DOCUMENT TYPE : CERTIFICATE OF AMENDMENT
ENTITY TYPE : DOMESTIC BUSINESS CORPORATION

DOS ID : 4899495
FILE DATE : 03/23/2023
FILE NUMBER : 230403003039
TRANSACTION NUMBER : 202303230002603-1819578
EXISTENCE DATE : 02/22/2016
DURATION/DISSOLUTION : PERPETUAL
COUNTY : KINGS

STATE OF NEW YORK ★ DEPARTMENT OF STATE ★
EXCELSIOR
E PLURIBUS UNUM

SERVICE OF PROCESS ADDRESS : PHILIP LIGHTS, ESQUIRE
150 KENILWORTH PLACE,
BROOKLYN, NY, 11210, USA

ELECTRONIC SERVICE OF PROCESS EMAIL ADDRESS : N/A

FILER : EDWIN S. GERMAN
AMAZON FUN PARKS, INC., 66 EVERGREEN ROAD
RIVERHEAD, NY, 11901, USA

You may verfiy this document online at : *http://ecorp.dos.ny.gov*
AUTHENTICATION NUMBER : 100003248921

TOTAL FEES:	$85.00	TOTAL PAYMENTS RECEIVED:	$85.00
FILING FEE:	$60.00	CASH:	$0.00
CERTIFICATE OF STATUS:	$0.00	CHECK/MONEY ORDER:	$0.00
CERTIFIED COPY:	$0.00	CREDIT CARD:	$85.00
COPY REQUEST:	$0.00	DRAWDOWN ACCOUNT:	$0.00
EXPEDITED HANDLING:	$25.00	REFUND DUE:	$0.00



NEW YORK DEPARTMENT OF STATE

Monday, April 3, 2023
Dave Laverty **LOGOUT**

NAME HISTORY

ENTITY DETAILS

Entity Name:	**AMAZON FUN PARKS, INC.**	DOS ID:	**4899495**
Entity Type:	**DOMESTIC BUSINESS CORPORATION**	Entity Status:	**ACTIVE**
Effective Date of Initial Filing:	**02/22/2016**		
Date of Initial DOS Filing:	**02/22/2016**	Reason for Status:	
Jurisdiction:	**NEW YORK, UNITED STATES**	Statement Status:	**PAST DUE**
Section of Law:	**402 BCL - BUSINESS CORPORATION LAW**	Duration Date:	**PERPETUAL**
County:	**KINGS**	Foreign Legal Name:	
Statement Due Date:	**02/28/2018**	Modified Name:	**AMAZON FUN PARKS**
Inactive Date:		Email:	
		Reservation Pin:	

NAME HISTORY DETAILS

FILING DATE	DOCUMENT TYPE	NAME TYPE	FILING NUMBER	NAME
11/09/2022	CERTIFICATE OF AMENDMENT	ACTUAL	221110000762	AMAZON FUN PARKS, INC.
02/22/2016	CERTIFICATE OF INCORPORATION	ACTUAL	160222000083	AMAZONE U.S.A. REAL ESTATE HOLDINGS, INC.

Page 1 of 1, records 1 to 2 of 2

Back Return to Search



NEW YORK STATE OF OPPORTUNITY. | **Division of Corporations, State Records and Uniform Commercial Code**

New York State
Department of State
DIVISION OF CORPORATIONS,
STATE RECORDS AND
UNIFORM COMMERCIAL CODE
One Commerce Plaza
99 Washington Ave.
Albany, NY 12231-0001
www.dos.ny.gov

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Amazon Fun Parks, Inc.

(Insert the Current Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is:

Amazon Fun Parks, Inc.

If the name of the corporation has been previously changed, the name under which it was originally formed is:

Amazone USA Real Estate Holdings, Inc.

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

February 22, 2016

THIRD: The amendment effected by this certificate of amendment is as follows:

The subject matter and full text of each amended paragraph must be stated.

FOR EXAMPLE, a certificate of amendment changing the name of the corporation would read as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the corporation is (....new name....).

Paragraph ___Fourth___ of the Certificate of Incorporation relating to

The # of shares and the Par value of the shares:

is amended to read in its entirety as follows:

The corporation is changing the 200 (two hundred) issued shares to 300,000,000 (three-hundred million) issued shares and is changing the No Par Value of 00. to $1.25 per share.

Paragraph ___Fourth___ of the Certificate of Incorporation relating to

The # of shares and the Par Value of the shares:

_____

is amended to read in its entirety as follows:

The corporation is changing the 200 (two hundred) issued shares to 300,000,000 (three-hundred million) issued shares and is changing the No Par Value of 00. to $1.25 per share.

_____

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

☐ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☑ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

X _~Edwin S. German~_
(Signature)

Edwin S. German
_____
(Name of Signer)

President
_____
(Title of Signer)

NYS Department of State

Division of Corporations

Entity Information

The information contained in this database is current through April 12, 2017.

Selected Entity Name: AMAZONE U.S.A. REAL ESTATE HOLDINGS, INC.
Selected Entity Status Information

Current Entity Name: AMAZONE U.S.A. REAL ESTATE HOLDINGS, INC.

DOS ID #: 4899495

Initial DOS Filing Date: FEBRUARY 22, 2016

County: KINGS

Jurisdiction: NEW YORK

Entity Type: DOMESTIC BUSINESS CORPORATION

Current Entity Status: ACTIVE

Selected Entity Address Information

DOS Process (Address to which DOS will mail process if accepted on behalf of the entity)
PHILIP LIGHTS, ESQUIRE
150 KENILWORTH PLACE
BROOKLYN, NEW YORK, 11210

Registered Agent

NONE

This office does not record information regarding the names and addresses of officers, shareholders or directors of nonprofessional corporations except the chief executive officer, if provided, which would be listed above. Professional corporations must include the name(s) and address(es) of the initial officers, directors, and shareholders in the



000770

Keep this part for your records.   CP 575 A (Rev. 1-201

Return this part with any correspondence
so we may identify your account. Please   CP 575 A
correct any errors in your name or address.
                                                          0509906041

Your Telephone Number Best Time to Call DATE OF THIS NOTICE: 04-05-2017
(   )   -   EMPLOYER IDENTIFICATION NUMBER: 82-102242
_____   _____   FORM: SS-4   NOBOD

                                          82-1022427

                                          AMAZONE U S A REAL ESTATE HOLDING
                                            INC
INTERNAL REVENUE SERVICE   150 KENILWORTH PL
PHILADELPHIA PA   19255-0023   BROOKLYN NY   11210


New York State Department of State
Division of Corporations, State Records and Uniform Commercial Code
One Commerce Plaza, 99 Washington Avenue
Albany, NY 12231
www.dos.ny.gov

160222000 083

CERTIFICATE OF INCORPORATION
OF

AMAZONE U.S.A. REAL ESTATE HOLDINGS, INC.

(Insert Corporate Name)

Under Section 402 of the Business Corporation Law

FIRST: The name of the corporation is:

AMAZONE U.S.A. REAL ESTATE HOLDINGS, INC.

SECOND: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law. The corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is: KINGS

FOURTH: The corporation shall have authority to issue one class of shares consisting of 200 common shares without par value.

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against the corporation may be served. The address to which the Secretary of State shall mail a copy of any process accepted on behalf of the corporation is:

Philip Lights, Esquire
150 Kenilworth Place
Brooklyn, NY 11210

initial certificate of incorporation, however this
information is not recorded and only available by
viewing the certificate.

*Stock Information

# of Shares Type of Stock \$ Value per Share

200   No Par Value

*Stock information is applicable to domestic business corporations.

Name History

Filing Date   Name Type   Entity Name

FEB 22, 2016   Actual   AMAZONE U.S.A. REAL ESTATE HOLDINGS, INC.

A **Fictitious** name must be used when the **Actual** name of a foreign entity is unavailable for use in
New York State. The entity must use the fictitious name when conducting its activities or business in
New York State.

NOTE: New York State does not issue organizational identification numbers.

Search Results New Search

Services/Programs | Privacy Policy | Accessibility Policy | Disclaimer | Return to DOS
Homepage | Contact Us

083

Incorporator Information Required

X ______________________ *(Signature)*

Philip Lights
(Type or Print Name)

150 Kenilworth Place
(Address)

Brooklyn, NY 11210
(City, State, Zip Code)

CERTIFICATE OF INCORPORATION

OF

AMAZONE U.S.A. REAL ESTATE HOLDINGS, INC.
(Insert Corporate Name)

Under Section 402 of the Business Corporation Law

Filed by: Philip Lights
(Name)

150 Kenilworth Place
(Mailing Address)

Brooklyn, NY 11210
(City, State and Zip Code)

Note: This form was prepared by the New York State Department of State for filing a certificate of incorporation for a business corporation. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The fee for filing a certificate of incorporation is $125. Checks should be made payable to the Department of State.

For DOS use only

1CC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED FEB 22 2016
TAX $______
BY: KUA

RECEIVED
2016 FEB 19 PM 3:04

FILED
2016 FEB 22 AM 9:15

083

NEW YORK STATE DEPARTMENT OF STATE
DIVISION OF CORPORATIONS, STATE RECORDS AND UNIFORM COMMERCIAL CODE
FILING RECEIPT

ENTITY NAME :	AMAZON FUN PARKS, INC.
DOCUMENT TYPE :	CERTIFICATE OF AMENDMENT
ENTITY TYPE :	DOMESTIC BUSINESS CORPORATION



DOS ID :	4899495
FILE DATE :	11/09/2022
FILE NUMBER :	221110000762
TRANSACTION NUMBER :	202211090002463-1429157
EXISTENCE DATE :	02/22/2016
DURATION/DISSOLUTION :	PERPETUAL
COUNTY :	KINGS

SERVICE OF PROCESS ADDRESS :	PHILIP LIGHTS, ESQUIRE 150 KENILWORTH PLACE, BROOKLYN, NY, 11210, USA
FILER :	EDWIN S. GERMAN 66 EVERGREEN ROAD, RIVERHEAD, NY, 11901, USA

You may verfiy this document online at :   http://ecorp.dos.ny.gov
AUTHENTICATION NUMBER :   100002479634

TOTAL FEES:	$85.00	TOTAL PAYMENTS RECEIVED:	$85.00
FILING FEE:	$60.00	CASH:	$0.00
CERTIFICATE OF STATUS:	$0.00	CHECK/MONEY ORDER:	$85.00
CERTIFIED COPY:	$0.00	CREDIT CARD:	$0.00
COPY REQUEST:	$0.00	DRAWDOWN ACCOUNT:	$0.00
EXPEDITED HANDLING:	$25.00	REFUND DUE:	$0.00

DEPARTMENT OF STATE

ONE COMMERCE PLAZA
99 WASHINGTON AVENUE
ALBANY, NY 12231-0001
WWW.DOS.NY.GOV

KATHY HOCHUL
GOVERNOR

ROBERT J. RODRIGUEZ
SECRETARY OF STATE

Filer: EDWIN S. GERMAN
     66 EVERGREEN ROAD
     RIVERHEAD, NY, 11901, USA

Your document has been filed by the Department of State.

We have attached the official filing receipt and related document(s) for the following entity:

DOS ID:	4899495
Entity Name:	AMAZON FUN PARKS, INC.
Statement Due Date:	02/28/2018

- Retain this letter and attachment(s) for your records. The Department of State does not mail additional copies of the filing receipt or related attachment(s).
- Business Corporations are required to file a Biennial Statement with the Department of State. To receive an email notice when the Biennial Statement is due, provide an email address at the Department of State's Email Address Submission/ Update Service: https://filing.dos.ny.gov/eBiennialWeb/.

Contact Information

- Department of State: Email the Division of Corporations at corporations@dos.ny.gov.
- Department of Taxation and Finance: Visit https://www.tax.ny.gov/help/contact for self-help options and telephone numbers.



NEW YORK
STATE OF
OPPORTUNITY.
| Department
of State